FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Mul-T-Lock, a Leading Global Manufacturer and Distributer of Security Solutions, Deploys Magic Integration Platform

PRESS RELEASE

Mul-T-Lock, a Leading Global Manufacturer and Distributer of Security Solutions, Deploys Magic Integration Platform

Or Yehuda, Israel, March 5, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Mul-T-Lock, a leading global manufacturer and distributer of security solutions, deploys Magic xpi Integration Platform to connect its back-end business systems and improve business performance.

Magic xpi enables Mul-T-Lock to connect its core business information systems including SAP R/3, its website, and separate ordering and pricing systems to fully automate business processes and streamline workflows from the ordering stage through the manufacturing process. With continuous availability, the integrated system enables Mul-T-Lock to maintain operational efficiency 24/7 without needing scheduled downtimes. Magic also provided professional consulting services for the project implementation along with a comprehensive multi-year maintenance and support contract.

Shira Baum, CIO at Mul-T-Lock, stated, "It was extremely critical for us to find a highly reliable and highly productive solution to integrate our key enterprise systems. We chose Magic’s xpi solution because of their ability to easily connect the variety of different enterprise systems in our organization, their vast professional services expertise and comprehensive support."

Avishai Fishman, the CFO of Mul-T-Lock added, "We saw the clear financial benefits of integrating our core business systems with Magic xpi. In addition to enabling us to enforce formal work processes, automating and streamlining our business processes increases the efficiency and productivity of our business operations while maintaining the reliability and integrity of existing system data."

Yoram Aharon, CEO of Magic Israel, stated, "We look forward to extending our cooperation with Mul-T-Lock to their other branches of around the world.  Magic’s smart, code-free metadata approach and large library of optimized and certified connectors to leading back-end enterprise systems, such as SAP, Oracle, Salesforce.com, Microsoft, IBM, and others makes it easy to understand why Magic’s xpi has been implemented Mul-T-Lock and hundreds of other organizations across the globe.”

About Mul-T-Lock

Established in Israel in 1973, Mul-T-Lock® Ltd. is a worldwide leader in developing, manufacturing, marketing and distributing High Security solutions for institutional, commercial, industrial, residential and automotive applications. Mul-T-Lock is fully owned by ASSA ABLOY, the world’s leading manufacturer and supplier of locking solutions. Mul-T-Lock has built an international reputation based on unique design, quality products, adaptation to changing market needs and excellent customer service. The company has 13 branches, 20,000 service centers and over one hundred million customers in 100 countries around the world.

For more information, visit www.mul-t-lock.com.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Mul-T-Lock, a Leading Global Manufacturer and Distributer of Security Solutions, Deploys Magic Integration Platform

Exhibit 10.1